June 27, 2012

Via Electronic Mail

Mark P. Shuman
Legal Branch Chief
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:          Viggle Inc.
Amendment No. 8 to Registration Statement on Form S-1
Filed June 8, 2012
File No. 333-174481

Dear Mr. Shuman:

This letter is to inform you that Viggle Inc., formerly known as Function(x) Inc. (also f/k/a Gateway Industries, Inc.), retained Greenberg Traurig, LLP as its legal representative to assist with the above captioned matter.

Please direct any future correspondences and response letters with respect to the registration statement electronically to Dennis J. Block, Senior Chairman, Global Corporate M&A Practice at Greenberg Traurig, LLP, at the email address set forth below.

Very truly yours,

Mitchell J. Nelson
Executive Vice President and General Counsel

Cc:          Dennis J. Block
blockd@gtlaw.com
(212) 801-2222